Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

June 23, 2016

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Material Event

To whom it may concern,

We are writing in order to inform you that, as of the date written above, the Board of Directors of our main subsidiary, Banco de Galicia y Buenos Aires S.A. (the “Bank”) has approve the issuance of the Class II Subordinated Notes for a total value of up to US$ 300,000,000, or the equivalent thereof in other currencies, under the Global Program for the issuance of short-, medium- and/or long term notes for a maximum outstanding face value of up to US$ 600,000,000, or the equivalent thereof in other currencies.

The terms and conditions of Class II Notes will be set forth in a corresponding Price Supplement that will be distributed in a timely manner.

The net amount collected from the placement of the Class II Notes will be used for the integration of working capital in the Argentina Republic and/or the refinancing of liabilities and/or loans and/or other financing, or as determined in the Price Supplement.

Yours faithfully,

José Luis Gentile

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com